Exhibit 99.1

8 March 2022

Midatech Pharma PLC

(“Midatech” or the “Company”)

Appointment of Nominated and Financial Adviser

Midatech Pharma PLC (AIM: MTPH; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicine, is pleased to announce the appointment of Strand Hanson Limited as the Company’s Nominated and Financial Adviser with immediate effect.

Turner Pope Investments (TPI) Ltd will be the Company’s sole broker.

For further information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0) 29 2048 0180

www.midatechpharma.com

Strand Hanson Limited (Nominated and Financial Adviser)

James Dance / Matthew Chandler / Rob Patrick

Tel: +44 (0)20 7409 3494

Turner Pope Investments (TPI) Ltd (Broker)

Andrew Thacker / James Pope (Corporate Broking)

Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Alyssa Factor

Tel: +1 (860) 573 9637

Email: afactor@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company's technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech's technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com